Exhibit 99.10

CONSENT OF MAREK DWORZANOWSKI

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Reports titled “Preliminary Economic Assessment of LANXESS Smackover Project” dated August 1, 2019 and "South West Arkansas Project Pre-Feasibility Study" dated August 8, 2023, which are included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the “Company”) for the year ended June 30, 2023 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained in the Annual Report into the Company’s Registration Statement on Form F-10 (File No. 333-273462), as amended.

/s/ Marek Dworzanowski
Marek Dworzanowski, P.Eng., B.Sc.
(Hons), FSAIMM
Date: September 22, 2023